Exhibit No. 12

THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Three Months Ended
	March 31,
	2005	2004
Income before income taxes	$614.7	$678.7

Fixed Charges:
Interest and amortization on indebtedness	21.0	21.6
Portion of rents representative of the interest factor	2.8	2.0

Total fixed charges	23.8	23.6

Interest capitalized, net of amortized interest	—	(1.0)

Total income available for fixed charges	$638.5	$701.3

Ratio of earnings to fixed charges	26.8	29.7